Exhibit 99.1

ELBIT IMAGING ANNOUNCES UPDATE REGARDING THE AGREEMENT TO SELL ITS HOLDINGS
IN THE PROJECT IN BANGALORE, INDIA

Tel Aviv, Israel, June 13, 2019, Elbit Imaging Ltd. (TASE, UTC UC: EMITF) (“Elbit” or the “Company”) announced today, further to its press release dated March 4, 2019, regarding the termination of the Joint Development Agreement (“JDA”) and the Term Sheet between Elbit Plaza India Real Estate Holdings Limited (a subsidiary held by the Company (50%) and Plaza Centers N.V. (50%)) (“EPI”) and the purchaser (the “Purchaser”) regarding a 74.7 acre plot in Chennai, India held by an SPV subsidiary of EPI, a transaction with total consideration of INR 108 crores (approximately Euro 13.5 million) (the “Consideration”), that the parties have signed a share purchase agreement (“SPA”) according to which:

a.	The Purchaser has paid a deposit of INR 5 crores (approximately Euro 0.625 million) in order to provide the Purchaser with an additional six months to complete the closing, which may be extended by another month upon payment by the Purchaser of an additional deposit of INR of 5 crores. As of this date, the Purchaser has deposited a total of INR 15 crores (approximately Euro 1.875 million) (the “Deposits”).

b.	If the Purchaser is unable to complete the closing within the aforesaid time periods, then the parties will mutually appoint an international real estate consulting firm for the purpose of identifying a third-party buyer within a period of six months.

c.	If the Purchaser is unable to complete the closing and no third-party buyer is found within the aforesaid time periods, both the JDA and SPA shall be terminated, subject to the Purchaser receiving the Deposits. However, the Purchaser will not be entitled to reimbursement of expenses incurred by it under the JDA.

d.	Any final price received from a third-party buyer above the Consideration will be shared 67% by the Purchaser and 33% by EPI. The Consideration is subject to adjustment with respect to the Deposits and the existing cash in the SPV.

e.	The Consideration will be remitted in Euro at the base rate already agreed upon by the parties. Foreign exchange loss arising due to change in conversion rate from INR to euro will be borne by the Purchaser and gain will be credited to the account of EPI.

f.	The parties withdraw the arbitration proceedings and other notices.

At this stage, there is no certainty that the SPA closing will occur.

The information detailed above, concerning the consummation of the transaction to sell the plot in Chennai, India, is a forward-looking statement. Actual results may differ materially from those projected, expressed or implied in the forward-looking statement as a result of various factors including, without limitation, a change in market conditions, disputes with the purchaser, and the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2018, under the caption “Risk Factors”. Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained in our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements, unless required by law.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) medical industries through our indirect holdings in Insightec Ltd. and Gamida Cell Ltd.; and (ii) land in India which is designated for sale (and which was initially designated for residential projects).

For Further Information:

Company Contact
Ron Hadassi
CEO and Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com